EXHIBIT 4.20


                            STOCK TRANSFER AGREEMENT

This Agreement was made this 29th day of May 2001 between ANANGEL-AMERICAN SHIPHOLDINGS LIMITED of Cayman Islands ("AASL") and MARAN HOLDINGS LIMITED OF CAYMAN ISLANDS ("Maran").

1. AASL is the owner and holder of all the five hundred (500) bearer shares of the issued and outstanding capital stock of TITAN MARITIME LTD. of Monrovia, Liberia ("Titan") as well as of ALPHA BAY & INVESTMENT INC. ("Alpha Bay").

2. Titan is the Buyer of Daewoo Hull No. 5205 under the shipbuilding contract dated 1st May 2001 made between the Builder, i.e., Daewoo Shipbuilding & Marine Engineering Co., Ltd. of Korea and Titan. Alpha Bay is the buyer of Daewoo Hull No. 1150.

3. Now, for value received U.S. Dollars Four Million and Two Hundred Thousand (US$4,200,000), AASL hereby sells, transfers and assigns to Maran free and clear of all claims, liens, charges and encumbrances and Maran acquires from AASL all the Five Hundred shares of Titan and Alpha Bay represented by one bearer share certificate numbered 1 for 500 shares without par value for each of the Buyers, which have been validly issued pursuant to a Board of Directors' resolution and are outstanding, fully paid and non assessable.

4. Maran hereby grants to AASL the right to exercise an option of acquiring an additional twenty six per cent (26%) of the stock of ACOL TANKERS LIMITED of Cayman Islands ("Acol") at the price based on Acol's net asset value at the time of exercise of the said option. Such option to be exercised by AASL by 31st December 2001.

IN WITNESS WHEREOF this Agreement is signed by the parties herein as follows:


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FOR ANANGEL-AMERICAN SHIPHOLDINGS LIMITED



By: /s/ Dimitri Stylianon
   ---------------------------
        Dimitri Stylianou
       Director/Treasurer

FOR MARAN HOLDINGS LIMITED



By: /s/ John Angelicoussis
   ---------------------------
       John Angelicoussis
       Director/President